Hey <<First Name>>,

Are you interested in investing in HOLOFIT? Join the free HOLOFIT webinar on August 12 at 8 AM EST! Save the date!

Since we launched our crowdfunding campaign, we've received many questions about the VR fitness market, its future, and where HOLOFIT fits into the equation.

We're organizing a live webinar where we'll answer all of your questions!


Live Webinar
With massive investments from the tech giants, VR is primed for huge growth and mass adoption
Register today!

Bojana Lauritzen, Holodia COO will be the lead speaker and she'll first take you through her presentation on VR fitness and its growth potential. You'll then have the chance to ask any questions on your mind.

The webinar is completely free. The number of spots is limited so you just have to register your attendance:

Register today

And if you're ready to invest today, head to our pitch page.

If you are investing from the US, simply head to our pitch page and follow the steps.

If you're investing from outside the US, check out this brief international investor guide, and then head to our pitch page.

If you are planning to invest over $25k, please contact us directly at bojana@holodia.com to receive a special invitation link.

Invest today

As always, should you have any questions, feel free to email me.

Best,

Bojana from Holodia

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.